UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Terry Wang
	Name:	Terry Wang
	Title:	Chief Financial Officer

Date: July 13, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces Appointments of Chief Strategy Officer and Senior Vice President, Operations
Changzhou, China — July 12 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced the following management appointments at the Company:
Mr. Sean Tzou has been appointed to the new position of Chief Strategy Officer. Mr. Tzou served as the Company’s Chief Operations Officer from March of 2007 until June of 2010. The new position will allow Mr. Tzou, who assumed responsibilities as the head of global sales and marketing in August of 2009, to focus on key strategic growth areas including sales team management, channel optimization and brand enhancement and promotion. Mr. Tzou will continue to serve as a director on Trina Solar’s Board of Directors.
Mr. Gary Yu, who served as Trina Solar’s Vice President of Manufacturing since May of 2007, has been promoted to the position of Senior Vice President, Operations, and will continue to manage daily responsibilities of manufacturing and operations management. Mr. Yu’s role will remain focused on key internal operations areas such as manufacturing cost reduction, and will now include capacity expansion and supply chain management.
“We have enacted these changes to better align our management team coverage of key internal and external growth areas to assure the continuing strength of our high product quality and manufacturing cost leadership,” said Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “We are excited that Sean is taking on the responsibility to oversee the Company’s strategic drive in global marketing and sales. We are also confident that Gary will continue to do a great job in his expanded role on the operations management side.”
These appointments reinforce the Company’s commitment to deliver market-driven solutions and first class customer service to an increasing number of end-markets and distribution channels worldwide in line with its expectations to increase global market share in 2011 and beyond.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd., is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since its foundation in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256

Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com